UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42536

Wetour Robotics Limited

(Translation of registrant’s name into English)

Room 7003

3300 N Interstate 35 Ste 700

Austin, TX 78705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Wetour Robotics Limited (the “Company”) is filing this report on Form 6-K to report its financial results for the six months ended December 31, 2025.

Incorporation by Reference

This report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the registration statements on Form S-8 and Form F-3 of the Company (File Nos. 333-291960 and 333-294373), including any prospectuses forming a part of such registration statements, and to be a part thereof from the date on which this Report is filed with the U.S. Securities and Exchange Commission (the “SEC”), to the extent not superseded by documents or reports subsequently filed or furnished.

Background and Certain Defined Terms

In this Report, unless otherwise specified, “the Company,” “we,” “our” and “us” refer to Wetour Robotics Limited and its wholly owned subsidiaries, as the context may require. “VIE” refers to Zhejiang Youba Technology Co., Ltd. WFOE refers to Zhejiang Xinjieni Technology Co., Ltd., the Company’s wholly owned subsidiary in China. The “Group” refer to Wetour Robotics Limited, its wholly owned subsidiaries, and the VIE.

The term “Annual Report” refers to the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2025, filed with the SEC on October 30, 2025.

i

Forward-Looking Statements

The following discussion and analysis of our financial condition, results of operations and notes to the unaudited condensed consolidated financial statements included herein contains forward-looking statements that reflect our plans, beliefs, expectations and current views with respect to, among other things, future events and financial performance. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. There are many factors that could cause or contribute to such differences, including, but not limited to, any of the following: the progress of our product development, the demand for our services, and effects of general global economic conditions, political factors, war or hostility, pandemics and other events outside of the Company’s control. Refer to “Item 3. Key Information—D. Risk Factors” in our Annual Report for additional risks and uncertainties that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from the information express or implied by forward-looking statements included herein.

This Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact could be deemed forward-looking statements, including without limitation, statements relating to our future operations, results of operations and other matters that are based on our current expectations, estimates, assumptions and projections. In some cases, you can identify forward-looking statements because they contain words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “is/are likely to,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “target,” “continue,” “ongoing” or similar words or phrases, or the negative of these words or phrases. The inclusion of forward-looking statements in this Report, including in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved or that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements included in this Report are based on management’s current beliefs, assumptions and expectations of our future economic performance, considering the information currently available to management. While we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. All such factors are difficult to predict, represent uncertainties that may materially affect actual results and may be beyond our control. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors or to assess the impact of each such risk factor on the Company. Any forward-looking statement in this Report speaks only as of the date on which this Report is furnished, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which this Report is furnished except as required by applicable law. If one or more risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements.

ii

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited condensed consolidated financial statements and related notes included in this Report and in conjunction with our audited consolidated financial statements and related notes for the fiscal year ended June 30, 2025, which are included in our Annual Report. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our, includes forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, those risks and uncertainties described in the “Item 3. Key Information—D. Risk Factors” and “Cautionary Note on Forward-Looking Statements” sections in our Annual Report. Our actual results could differ materially from the results described in or implied by these forward-looking statements.

Overview

We are an exempted company incorporated in the Cayman Islands. Wetour Robotics Limited began transforming into a Physical AI infrastructure company in 2026 while continuing to operate its legacy mobility and packaged tour services. Our principal executive offices are located in Austin, Texas, and our platform research, development and commercialization activities are conducted primarily through our United States operations.

We are developing Orchestra, a hardware-software integrated operating system designed to translate human gestures and visual recognition signals into real-time command signals for connected physical devices. Orchestra is built around three components: (i) Conductor, a software pipeline that ingests surface electromyography (“sEMG”) signals from wristband, classifying real-time continuous gestures into standardized commands that drive physical device responses; (ii) Vision-Link, a visual scene recognition and execution layer that converts camera input into actuator commands; and (iii) Orchestra OS, a device-agnostic operating system comprising perception, intent, orchestration and safety engines.

During the period covered by this Report, the Group continued to operate its legacy mobility and packaged tour services business, which provided the Group’s operating revenue base for the six months ended December 31, 2025. These services include (i) packaged tour service, (ii) customized chartered bus service, and (iii) commute shuttle service, operated primarily through the Group’s U.S. subsidiary and, to a lesser extent, its PRC subsidiaries and VIE. For the six months ended December 31, 2024 and 2025, revenues generated by our U.S. subsidiary were RMB15,699,183 and RMB7,676,339 ($1,097,702), representing approximately 90.3% and 80.3% of total Group revenue, respectively.

As a holding company with no material operations, our operations were conducted by: (1) our subsidiaries in the United States and the People’s Republic of China (the “PRC”); (2) our direct investment in Zhejiang Youba Technology Co., Ltd. (“Youba Tech” or the “VIE”) in the PRC; and (3) through certain contractual arrangements with Youba Tech (the “VIE Agreements”). Through the VIE Agreements among WFOE, Youba Tech and Individual Registered Shareholders, which have not been tested in a court of law, we are regarded as the primary beneficiary of Youba Tech for accounting purpose, and, therefore, we are able to consolidate the financial results of Youba Tech in our unaudited condensed consolidated financial statements in accordance with U.S. GAAP. However, the VIE structure cannot completely replicate a foreign investment in China-based companies, as we only hold 50% equity interest in the VIE and do not and may never hold the equity interests over 50% in the VIE. Instead, the VIE structure provides contractual exposure to foreign investment in us.

Key Factors Affecting Our Results

We believe the key factors affecting our financial condition and results of operations include the followings:

Our ability to develop and commercialize our Orchestra platform.

Our long-term operating results will be substantially affected by our ability to advance the development of our Orchestra platform, including the technical maturity of our Conductor gesture recognition pipeline, our Vision-Link visual execution layer, and Orchestra OS, and our ability to integrate with third-party sensor and actuator hardware. The timing of our first developer release, the quality of reference implementations we publish, and our ability to attract third-party developers and integration partners to the Orchestra ecosystem will be significant factors in the Company’s transition toward Physical AI infrastructure. Any delay in platform readiness, or inability to convert technical demonstration into commercial integration, could adversely affect the pace and outcome of this transition.

Our ability to deepen our United States operating footprint and ecosystem relationships.

The Company’s transition toward Physical AI infrastructure is conducted primarily through our United States operations, from our principal executive offices in Austin, Texas. Our ability to access the United States developer and enterprise customer ecosystem, recruit and retain United States-based technical talent, and build relationships with United States-based research institutions and industrial partners, will materially affect our ability to execute the Orchestra strategy.

Our ability to improve user experience and diversify service offerings

We have been constantly endeavouring to improve user experience through technology and innovation capabilities, in particular in transportation. By further leveraging our growing database and powerful data analysis capabilities, we are able to more precisely analyses user behaviours and intent, provide personalized service matching and help users make fast and informed decisions. We have made, and will continue to make, significant investments to improve our technology infrastructure and enhance user experience.

Our results of operations have been, and will continue to be, affected by the size and diversity of our service offerings. Since our inception, we have introduced various value-added services built around our customers’ travel needs and expanded our service offerings in response to market opportunities. We will continue to evaluate market conditions and optimize our service portfolio to support the sustainable development of our business.

Our ability to retain and expand our collaborations with suppliers

We have developed collaborations with various suppliers that support our service offerings and market presence. As a trusted partner of traditional and online travel agencies, local tourist attraction sites, hotels and vehicle fleet providers, we have been able to offer tailored packages at competitive prices compared with prevailing market rates, which has supported customer acquisition and revenue generation.

Our ability to control costs and expenses and enhance operational efficiency

Our results of operations have been, and will continue to be, affected by our ability to control costs and expenses and enhance our operational efficiency. Selling and marketing expenses have historically represented a large portion of our total costs and expenses. Advertising and marketing expenses, consisting primarily of online and offline advertisements, general and administrative expenses, and research and development expenses are important components of our costs. We have been always mindful of the balance between rapid business expansion and costs and expenses. We will continue to make efforts to manage our customer acquisition cost and improve our customer retention rate. In addition, as our business grows, we will continue to further improve our operational efficiency by developing technologies and infrastructure across different business functions. We expect to achieve greater operating leverage and increase the productivity of our personnel, allowing us to acquire customers and suppliers more cost-effectively and achieve higher operational efficiency.

Key Operating Metrics

Our management regularly reviews a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The main metrics we consider are the results for the six months ended December 31, 2024 and 2025 as set forth in the table below.

Results of Operations

The following tables set forth a summary of our unaudited condensed consolidated results of operations for the six months ended December 31, 2024 and 2025, in absolute amount and as a percentage of our revenues. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this Report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the six months ended December 31,
	2024		2025
	RMB	%	RMB	US$ Note 2 (d)%

Revenues	17,378,596	100.0	9,563,103	1,367,506	100.0
Cost of revenues	(13,822,885)	(79.5)	(7,976,103)	(1,140,568)	(83.4)
Gross profit	3,555,711	20.5	1,587,000	226,938	16.6

Operating expenses:
Sales and marketing expenses	(3,795,148)	(21.8)	(3,773,650)	(539,625)	(39.5)
General and administrative expenses	(2,945,069)	(16.9)	(8,670,996)	(1,239,936)	(90.7)
Research and development expenses	(604,159)	(3.5)	(176,136)	(25,187)	(1.8)
Total operating expenses	(7,344,376)	(42.2)	(12,620,782)	(1,804,748)	(132.0)
Operating loss	(3,788,665)	(21.7)	(11,033,782)	(1,577,810)	(115.4)

Other income/(expenses)
Financial expenses, net	(666,774)	(3.8)	(744,043)	(106,397)	(7.8)
Other income, net	1,618,219	9.3	346,618	49,566	3.6
Total other income/ (expenses), net	951,445	5.5	(397,425)	(56,831)	(4.2)

Loss before income tax expense	(2,837,220)	(16.2)	(11,431,207)	(1,634,641)	(119.6)
Income tax expense	-	-	-	-	-
Net loss	(2,837,220)	(16.2)	(11,431,207)	(1,634,641)	(119.6)

Key Components of Results of Operations

Revenues

We generate revenues primarily from packaged tour service, customized chartered bus service and commute shuttle service. We offer packaged tour service to customers inclusive of services like chartered bus service, itinerary route schedule, sightseeing tour guidance, accommodation arrangement, etc. Customized chartered bus services are provided by us to support a more flexible and less pre-planned group travel demand which ranges from one day to several months. For commute shuttle service, we provide customers with daily transportation service from predetermined departure to destination.

Cost of revenues

Our cost of packaged tour services primarily consists of the procurement cost of hotel rooms, meals and other local services such as sightseeing costs for packages, entrance fees to museums and attractions and local transportation costs. Cost of commute shuttle service and customized chartered bus service include costs directly related to delivering transportation services inclusive of payments to fleet operators for vehicle rental fees and petrol costs, and other miscellaneous expenses for operation.

Selling and marketing expenses

Our selling and marketing expenses primarily consist of advertising expenses, staff cost, depreciation expenses, entertainment fees, rent fees, etc.

General and administrative expenses

Our general and administrative expenses primarily consist of professional service expenses, staff cost, rent fees, office fees, depreciation expenses, etc.

Research and development expenses

Our research and development expenses primarily consist of staff cost, technology service expenses, etc.

Comparison of Six months Ended December 31, 2024 and 2025

Revenues

Our revenues decreased by 45.0% from RMB17.4 million for the six months ended December 31, 2024 to RMB9.6 million ($1.4 million) for the six months ended December 31, 2025. The following table sets forth a breakdown of our revenues, each expressed in the absolute amount and as a percentage of our total revenues, for the periods indicated.

	For the Six Months Ended December 31,
	2024		2025			Variance
	RMB	%	RMB	$	%	%
Revenues:
Packaged tour service	15,413,411	88.7	8,178,216	1,169,470	85.5	(46.9)
Domestic	-	-	539,801	77,191	5.6	N/A *
Oversea	15,413,411	88.7	7,638,415	1,092,279	79.9	(50.4)
Customized chartered bus service	1,588,793	9.2	1,184,451	169,374	12.4	(25.4)
Domestic	165,455	1.0	161,253	23,059	1.7	(2.5)
Oversea	1,423,338	8.2	1,023,198	146,315	10.7	(28.1)
Commute shuttle service	376,392	2.1	200,436	28,662	2.1	(46.7)
Domestic	376,392	2.1	200,436	28,662	2.1	(46.7)
Total revenues	17,378,596	100.0	9,563,103	1,367,506	100.0	(45.0)

*	N/A represents not applicable

Our revenues from packaged tour service decreased by 46.9% from RMB15.4 million for the six months ended December 31, 2024 to RMB8.2 million ($1.2 million) for the six months ended December 31, 2025, primarily attributable to the decrease of RMB7.8 million ($1.1 million) in the overseas market. Our revenues from customized chartered bus service decreased by 25.4% from RMB1.6 million for the six months ended December 31, 2024 to RMB1.2 million ($0.2 million) for the six months ended December 31, 2025, primarily attributable to the decrease in revenue from the overseas market of RMB0.4 million ($57.2 thousand). Overall, the decreases in revenues from packaged tour services and customized chartered bus services were primarily driven by lower sales volume in the overseas markets, particularly in North America and Japan and South Korea, as competitive pressures intensified during the period.

Our revenues from commuter shuttle service decreased by 46.7% from RMB0.4 million for the six months ended December 31, 2024 to RMB0.2 million ($28.7 thousand) for the six months ended December 31, 2025. This decrease was primarily attributable to a further reduction in service volume, as our commuter shuttle service operations were supported by a significantly narrowed customer base during the six months ended December 31, 2025, following the termination of collaborations with other major customers and our strategic decision to downsize this line of business.

Cost of revenues

Our cost of revenues decreased by 42.3% from RMB13.8 million for the six months ended December 31, 2024 to RMB8.0 million ($1.1 million) for the six months ended December 31, 2025. The following table sets forth a breakdown of our cost of revenues by revenue streams, expressed as an absolute amount and as a percentage of the total cost of revenues, for the periods indicated.

	For the Six Months Ended December 31,
	2024		2025			Variance
	RMB	%	RMB	$	%	%
Cost of revenues:
Packaged tour service	12,182,578	88.1	6,854,007	980,109	86.0	(43.7)
Domestic	-	-	500,087	71,511	6.3	N/A *
Oversea	12,182,578	88.1	6,353,920	908,598	79.7	(47.8)
Customized chartered bus service	1,236,096	8.9	966,459	138,202	12.1	(21.8)
Domestic	128,359	0.9	128,738	18,409	1.6	0.3
Oversea	1,107,737	8.0	837,721	119,793	10.5	(24.4)
Commute shuttle service	404,211	3.0	155,637	22,257	1.9	(61.5)
Domestic	404,211	3.0	155,637	22,257	1.9	(61.5)
Cost of revenues	13,822,885	100.0	7,976,103	1,140,568	100.0	(42.3)

*	N/A represents not applicable

Our cost of revenues for packaged tour service decreased by 43.7% from RMB12.2 million for the six months ended December 31, 2024 to RMB6.9 million ($1.0 million) for the six months ended December 31, 2025, generally in line with the decrease in our revenues from packaged tour service.

Our cost of revenues for customized chartered bus service decreased by 21.8% from RMB1.2 million for the six months ended December 31, 2024 to RMB1.0 million ($0.1 million) for the six months ended December 31, 2025, generally in line with the decrease in revenue from customized chartered bus service.

Our cost of revenues for commuter shuttle service decreased by 61.5% from RMB0.4 million for six months ended December 31, 2024 to RMB0.2 million ($22.3 thousand) for the six months ended December 31, 2025, mainly primarily due to a reduction in service volume as we scaled down this line of business. In addition, cost of revenues decreased as our cost structure became better aligned with the reduced level of operations, which contributed to the improvement in gross margin during the period.

Gross profit and margin

The following table sets forth a breakdown of our gross profit, margin by revenue streams, expressed as an absolute amount and as a percentage of the total gross profit for the periods indicated.

	For the six months ended December 31,
	2024			2025
	RMB	Margin	%	RMB	$	Margin	%
Gross profit and margin:
Packaged tour service	3,230,833	21.0%	90.9	1,324,209	189,361	16.2%	83.4
Domestic	-	-%	-	39,714	5,680	7.4%	2.5
Oversea	3,230,833	21.0%	90.9	1,284,495	183,681	16.8%	80.9
Customized chartered bus service	352,697	22.2%	9.9	217,992	31,172	18.4%	13.7
Domestic	37,096	22.4%	1.0	32,515	4,650	20.2%	2.0
Oversea	315,601	22.2%	8.9	185,477	26,522	18.1%	11.7
Commuter shuttle service	(27,819)	(7.4)%	(0.8)	44,799	6,405	22.4%	2.9
Domestic	(27,819)	(7.4)%	(0.8)	44,799	6,405	22.4%	2.9
Total	3,555,711	20.5%	100.0	1,587,000	226,938	16.6%	100.0

We recorded a gross profit of RMB3.6 million and RMB1.6 million ($0.2 million) for the six months ended December 31, 2024 and 2025, respectively, representing a gross profit margin of approximately 20.5% and 16.6%, respectively. The decrease in gross profit margin was primarily attributable to lower margins from our packaged tour services and customized chartered bus services in overseas markets. This margin contraction was mainly driven by a decline in selling prices as competitive pressures intensified during the period. Gross profit from our commuter shuttle services improved from a gross loss in the prior period to a gross profit for the six months ended December 31, 2025. This improvement was primarily attributable to the further reduction in the scale of this line of business, with a significantly narrowed customer base during the period, which allowed our cost structure to better align with the reduced level of operations and resulted in positive gross margins.

Operating expenses

Our operating expenses increased by approximately 71.8% from RMB7.3 million for the six months ended December 31, 2024 to RMB12.6 million ($1.8 million) for the six months ended December 31, 2025, primarily due to the following:

Selling and marketing expenses

Our selling and marketing expenses decreased by approximately 0.6% from RMB3.80 million for the six months ended December 31, 2024 to RMB3.77 million ($0.5 million) for the six months ended December 31, 2025, primarily due to: (i) a decrease of RMB298.5 thousand ($42.7 thousand) in entertainment fees due to non-recurrence of an one-time client appreciation event held during the six months ended December 31, 2024, and (ii) a decrease of RMB85.5 thousand ($12.2 thousand) in staff cost resulting from a reduction in selling and marketing headcount, and partially offset by (iii) an increase of RMB290.1 thousand ($41.5 thousand) in advertising expenses driven by higher cost-per-click for online promotion.

General and administrative expenses

Our general and administrative expenses increased by approximately 194.4% or RMB5.8 million ($0.8 million) from RMB2.9 million for the six months ended December 31, 2024 to RMB8.7 million ($1.2 million) for the six months ended December 31, 2025, primarily due to (i) an increase of RMB5.0 million ($0.7 million) in professional service expenses related to post-listing compliance and consulting services and (ii) an increase of RMB0.6 million ($0.1 million) in staff cost driven by increase in compensation for directors.

Research and development expenses

Our research and development expenses decreased by approximately 70.8% or RMB0.4 million ($61.2 thousand) from RMB0.6 million for the six months ended December 31, 2024 to RMB0.2 million ($25.2 thousand) for the six months ended December 31, 2025 mainly due to the decrease of RMB0.3 million ($42.9 thousand) in staff cost, reflecting a reduction in the headcount of our in-house research and development team, together with a reduction in research and development projects.

Total other income/(expenses), net

Total other income/(expenses), net changed from a net income of RMB1.0 million for the six months ended December 31, 2024 to a net expense of RMB0.4 million ($56.8 thousand) for the six months ended December 31, 2025. This change was primarily due to (i) a decrease of RMB1.7 million ($0.2 million) in governments grants; which was offset by (iii) an increase of RMB0.3 million ($42.9 thousand) in investment income from the short-term investment during the six months ended December 31, 2025.

Net loss

As a result of the foregoing, we recorded net loss of RM2.8 million and RMB11.4 million ($1.6 million) for the six months ended December 31, 2024 and 2025, respectively.

Liquidity and Capital Resources

Our primary sources of liquidity have been through operational sources of cash and financing fund from banks and related parties. As of June 30, 2025, and December 31, 2025, we had cash and cash equivalents of RMB11,351,952 and RMB727,489 ($104,030) respectively.

Our liquidity is based on our ability to enhance its operating cash flow position, obtain capital financing from equity interest investors and borrow funds to fund its general operations and capital expenditure. Our ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes stabilizing and improving the Group’s declining revenue performance through refining its sales strategy, expanding customer channels and improving market acceptance of our products while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. We would also further consider financing from bank credit or shareholder capital injection to enhance capital turnover and liquidity position if necessary.

On February 28, 2025, we completed initial public offering, with gross proceeds amounting to RMB58,262,400 (equivalent to $8,000,000) before deducting underwriting commissions, expense allowances and other related expenses. We utilized these proceeds to fund the working capital requirements of its operations. On March 18, 2026, we closed a private investment in public equity transaction with ten investors, pursuant to which we issued and sold an aggregate of 60,000,000 ordinary shares for total gross proceeds of RMB36,084,396 (equivalent to $5,160,000) at a purchase price of $0.086 per share. As of the date of these unaudited condensed consolidated financial statements, all proceeds from the PIPE transaction have been received.

Historically, we obtained three lines of credit with a total amount of RMB32,200,000, with maturity dates ranging from September 5, 2026 to September 7, 2027. As of December 31, 2025, our outstanding short-term borrowings were RMB19,500,000 with a maturity date ranging from June 11, 2026 to September 3, 2026, and the current-portion of our long-term borrowings were RMB2,200,000 with a maturity date ranging from August 13, 2026 to August 31, 2026. We can continuously renew these borrowings within the unexpired credit limit. Thus, we would not incur a large amount of cash outflow due to the repayment obligation of short-term borrowings.

For the period from January 1, 2026 to the date of issuance of the unaudited condensed consolidated financial statements, RMB10,489,650 (equal to $1,500,000) of receivables from third parties was collected. (See Note 3 to the unaudited condensed consolidated financial statements).

Note 1(d) to the unaudited condensed consolidated financial statements discloses all of the matters of which we are aware that are relevant to our ability to continue as a going concern for a reasonable period of time (defined as the time within one year after the date that the unaudited condensed consolidated financial statements are issued, or available to be issued, where applicable), including significant conditions and events. There is no approved plan for liquidation and liquidation is not being forced by any other party. As such, we believe that the going concern basis of accounting is appropriate.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Six Months Ended December 31,
	2024	2025
	RMB	RMB	$
	(Unaudited)
Summary Unaudited Condensed Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	(8,272,243)	10,918,105	1,561,269
Net cash used in investing activities	(9,931,073)	(11,094,915)	(1,586,553)
Net cash provided by/ (used in) financing activities	19,265,664	(9,680,000)	(1,384,222)
Effect of exchange rate changes on cash and cash equivalents	(11,384)	(767,653)	(109,772)
Net change in cash and cash equivalents	1,050,964	(10,624,463)	(1,519,278)
Cash and cash equivalents at beginning of the periods	2,780,907	11,351,952	1,623,308
Cash and cash equivalents at end of the periods	3,831,871	727,489	104,030

Operating Activities

Net cash used in operating activities for the six months ended December 31, 2024 was RMB8.3 million, which primarily reflected our net loss of RMB2.8 million as mainly adjusted for depreciation and amortization of property and equipment of RMB1.1 million. Adjustment for changes in operating assets and liabilities was primarily due to an increase of RMB6.8 million in prepaid expenses and other assets. This increase was mainly attributable to higher receivables from third parties in connection with the termination of several major agreements as part of the Group’s business strategy adjustment in 2025 (see Note 3(1) to the unaudited condensed consolidated financial statements for further details), which resulted in a temporary use of cash.

Net cash provided by operating activities for the six months ended December 31, 2025 was RMB10.9 million ($1.6 million), which primarily reflected our net loss of RMB11.4 million ($1.6 million) as mainly adjusted for depreciation and amortization of property and equipment of RMB1.1 million ($0.2 million). Adjustment for changes in operating assets and liabilities was primarily due to a decrease of RMB20.7 million ($3.0 million) in prepaid expenses and other assets as a result of the collection of receivables from third parties that had arisen in the prior period.

Investing Activities

Net cash used in investing activities for the six months ended December 31, 2024 was RMB9.9 million primarily attributable to (i) purchase of short-term investments of RMB15.1 million, and (ii) the loans to related parties of RMB6.6 million partially offset by (i) the collection from loans to related parties of RMB6.6 million and (ii) the redemption of short-term investments of RMB5.3 million.

Net cash used in investing activities for the six months ended December 31, 2025 was RMB11.1 million ($1.6 million) primarily attributable to (i) prepayment for purchase of an office unit of RMB11.0 million ($1.6 million), and (ii) purchase of short-term investments of RMB3.7 million ($0.5 million), partially offset by (i) the redemption of short-term investments of RMB4.2 million ($0.6 million).

Financing Activities

Net cash provided by financing activities for the six months ended December 31, 2024 was RMB19.3 million, primarily attributable to (i) proceeds from short-term borrowings with banks of RMB27.0 million, and (ii) proceeds from loans from a related party of RMB3.2 million, partially offset by (i) the repayments of short-term borrowings with banks of RMB7.0 million, and (ii) the repayment of loans from a related party of RMB3.2 million.

Net cash used in financing activities for the six months ended December 31, 2025 was RMB9.7 million ($1.4 million), primarily attributable to (i) the repayments of short-term borrowings with banks of RMB23.0 million ($3.3 million) and (ii) payments of offering cost related to our initial public offering of RMB0.5 million ($71.5 thousand), partially offset by (i) proceeds from short-term borrowings with banks of RMB12.5 million ($1.8 million), and (ii) proceeds from loans from a related party of RMB1.3 million (0.2 million).

Capital Expenditures

We had incurred capital expenditures of RMB67.2 thousand and RMB11.4 million ($1.6 million) for the six months ended December 31, 2024 and 2025 mainly for an office unit and a vehicle.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2025:

	Payment due to schedule
	Total	Less than 1 year	1-3 years
Lease obligation (1)	381,387	254,201	127,186
Payment obligation for the purchase of an office unit (2)	7,096,134	7,096,134	-
Payment obligation for the purchase of a vehicle (3)	183,334	66,667	116,667
Debt obligations (4)	21,700,000	21,700,000	-
Total	29,360,855	29,117,002	243,853

(1)	Operating lease agreements represent non-cancellable operating leases for our office space and vehicle used for daily operation.

(2)	Payment obligation for the purchase of a unit represents an outstanding capital commitment of RMB7,096,134 as of December 31, 2025. The property is expected to be delivered on or about June 30, 2026. Upon delivery, we intend to finance the remaining balance through a ten-year mortgage loan, using the office unit as collateral.

(3)	Payment obligation for the purchase of a vehicle represents the outstanding balance under the purchase agreement for the acquisition of a vehicle.

(4)	Our debt obligations consist of short-term bank borrowings and current-portion of long-term bank borrowings.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

Critical Accounting Policies, Judgments and Estimates

Our critical accounting policies, judgments, and estimates are described in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended June 30, 2025, filed with the SEC on October 30, 2025. There have been no material changes to our critical accounting policies, judgments, and estimates during the six months ended December 31, 2025.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We will qualify as an “emerging growth company” and under the JOBS Act will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Trend Information

Other than as disclosed elsewhere in this Report, we are not aware of any trends, uncertainties, demands, commitments or events for the six months ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

WETOUR ROBOTICS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in Renminbi (“RMB”) and U.S. dollars (“$”), except for share and per share data)

	As of June 30,	As of December 31,
	2025	2025	2025
	RMB	RMB	$ Note 2 (d)
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	11,351,952	727,489	104,030
Stable coins	-	3,496,550	500,000
Short-term investment	860,484	573,650	82,031
Accounts receivable	359,247	91,648	13,105
Amounts due from related parties	279,845	362,048	51,772
Prepaid expenses and other current assets	44,075,847	24,423,086	3,492,455
Total current assets	56,927,375	29,674,471	4,243,393

Non-current assets:
Property and equipment, net	31,511,097	30,676,971	4,386,749
Right-of-use assets, net	226,372	395,927	56,617
Other non-current assets	4,931,108	11,387,738	1,628,425
Total non-current assets	36,668,577	42,460,636	6,071,791
TOTAL ASSETS	93,595,952	72,135,107	10,315,184

LIABILITIES
Current liabilities:
Short-term borrowings	30,000,000	19,500,000	2,788,463
Current portion of long-term borrowings	-	2,200,000	314,596
Accounts payable	42,038	77,774	11,122
Deferred revenue	1,687,317	958,787	137,105
Amounts due to a related party	-	1,336,667	191,141
Income tax payable	2	-	-
Lease liabilities, current	219,202	246,403	35,235
Accrued expenses and other current liabilities	2,344,806	2,873,563	410,914
Total current liabilities	34,293,365	27,193,194	3,888,576

Non-current liabilities:
Long-term borrowings	2,200,000	-	-
Lease liabilities, non-current	-	126,200	18,046
Other long-term liabilities	280,000	116,667	16,684
Total non-current liabilities	2,480,000	242,867	34,730
TOTAL LIABILITIES	36,773,365	27,436,061	3,923,306

Commitments and Contingencies (Note 14)

SHAREHOLDERS’ EQUITY
Ordinary Shares ($0.0001 par value per share; 500,000,000 shares authorized as of June 30, 2025 and December 31, 2025; 22,000,000 shares issued and outstanding as of June 30, 2025 and December 31, 2025*)	14,177	14,177	2,027
Additional paid-in capital	107,349,192	107,349,192	15,350,730
Share subscription receivable	(12,720)	(12,720)	(1,819)
Accumulated deficit	(49,761,797)	(61,193,004)	(8,750,483)
Accumulated other comprehensive loss	(766,265)	(1,458,599)	(208,577)
Total shareholders’ equity	56,822,587	44,699,046	6,391,878
TOTAL LIABILITIES AND SHAREHOLDES’ EQUITY	93,595,952	72,135,107	10,315,184

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s recapitalization. (Note 1 (c)).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WETOUR ROBOTICS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in Renminbi (“RMB”) and U.S. dollars (“$”), except for share and per share data)

	For the six months ended December 31,
	2024	2025	2025
	RMB	RMB	US$

Revenues	17,378,596	9,563,103	1,367,506
Cost of revenues	(13,822,885)	(7,976,103)	(1,140,568)
Gross profit	3,555,711	1,587,000	226,938

Operating expenses:
Sales and marketing expenses	(3,795,148)	(3,773,650)	(539,625)
General and administrative expenses	(2,945,069)	(8,670,996)	(1,239,936)
Research and development expenses	(604,159)	(176,136)	(25,187)
Total operating expenses	(7,344,376)	(12,620,782)	(1,804,748)
Operating loss	(3,788,665)	(11,033,782)	(1,577,810)

Other income/(expenses)
Financial expenses, net	(666,774)	(744,043)	(106,397)
Other income, net	1,618,219	346,618	49,566
Total other income/(expenses), net	951,445	(397,425)	(56,831)

Loss before income tax expense	(2,837,220)	(11,431,207)	(1,634,641)
Income tax expense	-	-	-
Net loss	(2,837,220)	(11,431,207)	(1,634,641)

Other comprehensive loss:
Foreign currency translation adjustments, net of nil tax	(11,384)	(692,334)	(99,002)
Total other comprehensive loss	(11,384)	(692,334)	(99,002)
Total comprehensive loss	(2,848,604)	(12,123,541)	(1,733,643)
Loss per ordinary share
Basic and diluted*	(0.14)	(0.52)	(0.07)
Weighted average number of ordinary shares outstanding
Basic and diluted*	20,000,000	22,000,000	22,000,000

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s recapitalization. (Note 1 (c)).

The diluted loss per ordinary share excluded the impact of the Representative Warrants, as their effect was antidilutive.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WETOUR ROBOTICS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in Renminbi (“RMB”) and U.S. dollars (“$”), except for share and per share data)

	Ordinary Shares		Additional paid-in	Share subscription	Accumulated	Accumulated other comprehensive	Total shareholders’
	Share*	Amount	capital	receivable	deficit	income	equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of June 30, 2024	20,000,000	12,720	65,063,327	(12,720)	(37,278,750)	23,160	27,807,737
Net loss	-	-	-	-	(2,837,220)	-	(2,837,220)
Foreign currency translation adjustments	-	-	-	-	-	(11,384)	(11,384)
Balance as of December 31, 2024 (Unaudited)	20,000,000	12,720	65,063,327	(12,720)	(40,115,970)	11,776	24,959,133

	Ordinary Shares		Additional paid-in	Share subscription	Accumulated	Accumulated other comprehensive	Total shareholders’
	Share*	Amount	capital	receivable	deficit	loss	equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of June 30, 2025	22,000,000	14,177	107,349,192	(12,720)	(49,761,797)	(766,265)	56,822,587
Net loss	-	-	-	-	(11,431,207)	-	(11,431,207)
Foreign currency translation adjustments	-	-	-	-	-	(692,334)	(692,334)
Balance as of December 31, 2025 (Unaudited)	22,000,000	14,177	107,349,192	(12,720)	(61,193,004)	(1,458,599)	44,699,046
Balance as of December 31, 2025 ($) (Unaudited)	22,000,000	2,027	15,350,730	(1,819)	(8,750,483)	(208,577)	6,391,878

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s recapitalization. (Note 1 (c))

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WETOUR ROBOTICS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Renminbi (“RMB”) and U.S. dollars (“$”), except for share and per share data)

	For the six months ended December 31，
	2024	2025	2025
	RMB	RMB	$ Note 2 (d)

Net cash (used in)/provided by operating activities	(8,272,243)	10,918,105	1,561,269

Cash flows from investing activities:
Purchase of short-term investments	(15,120,595)	(3,693,761)	(528,201)
Redemption of short-term investments	5,256,722	4,223,828	603,999
Purchase of property and equipment	(67,200)	(454,377)	(64,975)
Prepayment for purchase of an office unit	-	(10,980,605)	(1,570,206)
Loans to related parties	(6,630,000)	(200,000)	(28,600)
Collection from loans to related parties	6,630,000	10,000	1,430
Net cash used in investing activities	(9,931,073)	(11,094,915)	(1,586,553)

Cash flows from financing activities:
Proceeds from short-term bank borrowings	27,000,000	12,500,000	1,787,476
Repayments of short-term bank borrowings	(7,000,000)	(23,000,000)	(3,288,956)
Proceeds from loans from related parties	3,200,000	1,320,000	188,757
Repayment of loans from a related party	(3,200,000)	-	-
Payments of offering cost related to IPO	(734,336)	(500,000)	(71,499)
Net cash provided by/(used in) financing activities	19,265,664	(9,680,000)	(1,384,222)

Effect of exchange rate changes on cash and cash equivalents	(11,384)	(767,653)	(109,772)
Net change in cash and cash equivalents	1,050,964	(10,624,463)	(1,519,278)

Cash and cash equivalents at beginning of the periods	2,780,907	11,351,952	1,623,308
Cash and cash equivalents at end of the periods	3,831,871	727,489	104,030

Supplemental schedule of non-cash item
Lease liabilities arising from obtaining right-of-use assets	235,589	494,205	70,670
Unpaid deferred offering costs	-	1,000,000	142,998

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

1. Organization and principal activities

(a) Principal activities

Wetour Robotics Limited (the “Company” or “Wetour Robotics”) was incorporated under the law of the Cayman Islands as an exempted company with limited liability on February 10, 2022 under the name “Webus International Limited.” The Company changed its name to “Wetour Robotics Limited” on March 16, 2026, upon the issuance of a Certificate of Incorporation on Change of Name by the Registrar of Companies of the Cayman Islands. The name change reflects the Company’s strategic evolution toward Physical AI infrastructure. The Company’s principal executive offices are located in Austin, Texas.

The Company, through its wholly-owned subsidiaries, variable interest entity (“VIE”) (collectively, the “Group”), is principally engaged in the operation of packaged tour service, customized chartered bus service and commute shuttle service, in the People’s Republic of China (the “PRC” or “China”) and the United States. For the six months ended December 31, 2024 and 2025, revenues generated from the Group’s U.S. subsidiary were RMB15,699,183 and RMB7,676,339, representing approximately 90.3% and 80.3% of total Group revenue, respectively.

The Group operates on a business model of “Mobility-as-a-Service” to identify and solve inefficiencies associated with inflexible or low-quality public transportation and provide cost-efficient and customized mass transportation services under different scenarios with our comprehensive digital platforms. The Group started its business in 2019 and is in the process of expanding the services provided. The services provided by the Group mainly include: (i) packaged tour service, (ii) customized chartered bus service, and (iii) commute shuttle service.

The Group is also developing Orchestra, an operating system platform designed to translate human gesture and visual recognition signals into command signals for connected physical devices, including wearable robotics and robotic manipulators. Orchestra comprises three components: Conductor, a software pipeline for sEMG -based real-time continuous gesture recognition; Vision-Link, a visual scene recognition and execution layer; and Orchestra OS, a device-agnostic operating system. Platform development activities are principally conducted through the Group’s United States operations. No revenue was generated from Physical AI infrastructure activities during the six months ended December 31, 2024 and 2025.

(b) Organization

Wetour Robotics was incorporated as an ultimate holding company in the Cayman Islands on February 10, 2022, who owns 100% equity interest of Wetour Travel Tech LLC (“Wetour”) and Youbus International Limited (“Youbus International”). Webus Hongkong Limited (“Webus HK”) is a 100% wholly-owned subsidiary of Youbus International in Hongkong, who established a wholly-owned subsidiary, Zhejiang Xinjieni Technology Co., Ltd. (“Xinjieni Tech”), a wholly-owned foreign enterprise (“WFOE”) incorporated in PRC.

Zhejiang Youba Technology Co., Ltd. (“Youba Tech”), which was established under the laws of the PRC on August 16, 2019 along with its subsidiary Hangzhou Webus Travel Agency Co., Ltd. (“Webus Travel Agency”) are the Group’s main operating entities in China. Prior to the Reorganization described below, Youba Tech was controlled by six individual shareholders, who were also the proportionate shareholders of Wetour Robotics.

Hangzhou Shunxing Technology Co., Ltd. (“Hangzhou Shunxing”) was established under the laws of the PRC on June 10, 2025, which was a wholly-owned subsidiary of WFOE.

(c) Reorganization

On November 5, 2025, Youba Tech transferred its 100% equity interest in Webus Travel Agency to Hangzhou Shunxing for a nominal consideration of RMB1. Prior to this transfer, both Youba Tech and Hangzhou Shunxing were under the common control of the same group of individual shareholders. The transfer of Webus Travel Agency on November 5, 2025, has been accounted for as a reorganization of entities under common control. Accordingly, the Company’s unaudited condensed consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

1. Organization and principal activities (continued)

(c) Reorganization (continued)

Details of the Company’s principal subsidiaries, and the VIE are as of December 31, 2025 as follows:

Name:	Date of incorporation	Place of incorporation	Percentage of direct or indirect ownership	Principal activities

Youbus International Limited (“Youbus International”)	February 16, 2022	British Virgin Islands	100%	Investment holding
Webus Hongkong Limited (“Webus HK”)	February 22, 2022	Hong Kong	100%	Investment holding
Wetour Travel Tech LLC (“Wetour”)	March 16, 2022	The United States	100%	Transportation services and packaged tour services
Zhejiang Xinjieni Technology Co., Ltd. (“Xinjieni Tech” or “WFOE”)	August 31, 2022	The PRC	100%	Investment holding
Zhejiang Youba Technology Co., Ltd. (“Youba Tech” or “VIE”)	August 16, 2019	The PRC	100%	Transportation services
Hangzhou Webus Travel Agency Co., Ltd. (“Webus Travel Agency”)	August 27, 2020	The PRC	100%	Transportation services and packaged tour services
Hangzhou Shunxing Technology Co., Ltd. (“Hangzhou Shunxing”)	June 10, 2025	The PRC	100%	Technical services & software development and consulting & management services

The described VIE Agreements are as follows:

Exclusive Business Cooperation Agreement: Pursuant to the Exclusive Business Cooperation Agreement, the VIE is obliged to pay service fee to WFOE for the exclusive services such as technical services, internet technology support, business consulting, software development, information consulting, marketing consulting, product development and system maintenance. The service fee shall consist of 100% of the profit before tax of the VIE, after the deduction of all costs, expenses, taxes and other fee required under PRC laws and regulations. The VIE agrees not to accept the same or any similar services provided by any third party and shall not establish cooperation relationships similar to that formed by this agreement with any third party, except with the prior written consent of WFOE. The VIE has unconditionally and irrevocably authorized WFOE or its designated person as its agent to (i) sign any necessary documents with third parties (including but not limited to customers and suppliers) on behalf of the VIE; and (ii) to handle all necessary documents and matters which will enable WFOE to exercise all or part of its rights under this agreement on behalf of the VIE. WFOE shall have exclusive proprietary rights to and interests in any and all intellectual property rights developed or created by itself and the VIE. This agreement shall remain effective unless terminated (i) in accordance with the provisions of this agreement; or (ii) the entire equity interests held by Individual Registered Shareholders in the VIE have been transferred to WFOE or its designated person.

1. Organization and principal activities (continued)

(c) Reorganization (continued)

Exclusive Call Option Agreement: Pursuant to the Exclusive Call Option Agreement, the Individual Registered Shareholders have unconditionally and irrevocably granted WFOE or its designated purchaser the right to purchase all or part of their equity interests in the VIE (“Equity Call Option”). The purchase price payable by WFOE in respect of the transfer of equity interests upon exercise of the Equity Call Option shall be the higher of (a) the lowest price permitted under PRC laws and regulations or (b) the capital contribution in relation to the equity interests. If appraisal is required by the PRC laws and regulations at the time when WFOE exercises the Option, WFOE and the Individual Registered Shareholders shall make necessary adjustment to purchase price so that it complies with any and all then applicable PRC laws and regulations. WFOE or its designated purchaser shall have the right to purchase such proportion of equity interests in the VIE as it decides at any time. The Individual Registered Shareholders shall return any amount of purchase price they received in the event that WFOE acquires the equity interests in the VIE.

The Individual Registered Shareholders and the VIE have jointly and severally further undertaken to WFOE that, without the prior written consent of WFOE, they shall not (i) in any manner supplement, change or amend the constitutional documents of the VIE, increase or decrease its share capital, or change the structure of its registered capital in other manner; (ii) sell, pledge, transfer or otherwise dispose of any assets, business or lawful revenue or create encumbrance over the VIE; (iii) incur, inherit, guarantee or assume any debt, except for debts incurred in the ordinary course of business other than payables incurred by a loan and for debts disclosed to and agreed in writing by WFOE; (iv) cause the VIE to execute any material contract with a value above RMB100,000, except the contracts executed in the ordinary course of business; (v) cause the VIE to provide any person with any loan, credit or guarantee; (vi) cause or permit the VIE to merge, consolidate with, acquire or invest in any person, or sell assets of the VIE with a value above RMB100,000; (vii) cause the VIE to enter into any transaction which may have substantial impact on the assets, liabilities, business operation, shareholding structure and other legal rights of the VIE, except the contracts executed in the ordinary course of business; and (viii) in any manner distribute dividends to their shareholders, provided that upon the written request of WFOE, the VIE shall immediately distribute all distributable profits to its shareholders.

This agreement shall remain effective unless terminated (i) in accordance with the provisions of this agreement or any other supplemental agreements; or (ii) the entire equity interests held by the Individual Registered Shareholders in the VIE have been transferred to WFOE or its designated person.

Exclusive Assets Option Agreement: Pursuant to the Exclusive Assets Option Agreement, the VIE unconditionally and irrevocably granted an exclusive option to WFOE or its designated person to purchase 50% of its assets at the higher price of (a) the lowest price permitted under PRC laws and regulations or (b) the net book value of the assets. WFOE shall have absolute discretion as to when and in what manner to exercise the option to purchase assets of the VIE permitted by PRC laws and regulations. This agreement shall remain effective unless terminated (i) in accordance with the provisions of this agreement or any other supplemental agreements; or (ii) the entire equity interests held by the Individual Registered Shareholders in the VIE have been transferred to WFOE or its designated person.

Power of Attorney: Pursuant to the Power of Attorney, each of the Individual Registered Shareholders, irrevocably appoints WFOE, the authorized person or entity to exercise such shareholder’s rights in the VIE in accordance with PRC laws and the articles of the VIE, including without limitation to, the rights to (i) participate in shareholders meetings; (ii) the sale, transfer, pledge or disposition of the equity interest such shareholder holds in part or in whole; and (iii) designate and appoint, on behalf of such shareholder, the legal representative, the chairman, the executive director(s) and/or director(s), the supervisor(s), the general manger and other senior management members of the VIE. Without limiting the generality of the powers granted to WFOE, WFOE shall have the power and authority hereunder, on behalf of such shareholder, to execute the share transfer contracts stipulated in the Exclusive Call Option Agreement entered into among the VIE, WFOE and such shareholders and effect the terms of the Exclusive Call Option Agreement and Share Pledge Agreement. All the actions in connection with the equity interest held by such shareholder as conducted by WFOE shall be deemed as the actions of such shareholder, and all the documents related to the shareholding executed by WFOE shall be deemed to be executed by such shareholder.

1. Organization and principal activities (continued)

(c) Reorganization (continued)

Share Pledge Agreement:

Pursuant to the Share Pledge Agreement, each of the Individual Registered Shareholders unconditionally and irrevocably pledged and granted first priority security interests over all of his/her/its equity interests in the VIE together with all related rights thereto to WFOE as security for performance of the Contractual Arrangements and all direct, indirect or consequential damages and foreseeable loss of interest incurred by WFOE as a result of any event of default on the part of the Individual Registered Shareholders, the VIE and all expenses incurred by WFOE as a result of enforcement of the obligations of the Individual Registered Shareholders and/or the VIE under the Contractual Arrangements. Upon the occurrence and during the continuance of an event of default (as defined in this agreement), WFOE shall have the right to (i) require the Individual Registered Shareholders to immediately pay any amount payable under the Contractual Arrangements; or (ii) to exercise all such rights as a secured party under any applicable PRC law and this agreement, including without limitations, being paid in priority with the equity interests.

The said Share Pledge under this agreement takes effect upon the completion of registration with the relevant administrative department of industry and commerce and shall remain valid until after all the contractual obligations of the Individual Registered Shareholders and the VIE under the relevant Contractual Arrangements have been fully performed and all the outstanding debts of the Individual Registered Shareholders and/or the VIE under the relevant Contractual Arrangements have been fully paid.

Spousal Consent: Pursuant to the Spousal Consent, the respective spouse of the Individual Registered Shareholders has irrevocably undertaken that, including without limitation to, the spouse (i) has full knowledge of and has consented to the entering into of the Contractual Arrangements by the relevant Individual Registered Shareholder; (ii) is not entitled to any right with respect to the shares in the VIE and undertakes not to make any claims on the equity interest in the VIE; (iii) confirms that the Individual Registered Shareholders’ performance of the Contractual Arrangements and further modification or termination of the Contractual Arrangements will not require the respective spouse’s separate authorization or consent; (iv) undertakes to execute all necessary documents and take all necessary actions to ensure the Contractual Arrangements to be properly performed; (v) undertakes that if the respective spouse obtains any equity interest in the VIE for any reason, the respective spouse shall be bound by the Contractual Arrangements and abide by the obligations of the shareholders of the VIE under the Contractual Arrangements, and upon WFOE’s or its designate third-party request, the respective spouse shall execute a series of written documents with substantially the same form and content as the Contractual Arrangements.

The Company believes that Youba Tech is considered a VIE under Accounting Codification Standards (“ASC”) 810 “Consolidation”, because the equity investors in Youba Tech as a group no longer have the characteristics of a controlling financial interest through their equity investments. The Company further performs a qualitative assessment to determine whether the Company, through WFOE, is the primary beneficiary of VIE. A qualitative assessment begins with an understanding of the nature of the inherent risks in the entity which creates variability and which party absorbs this variability either through equity interest or contractual agreements. The Company’s assessment of the involvement with Youba Tech through a combination of 50% equity interest and the contractual arrangements reveals that the Company has the absolute power to direct the most significant activities that impact the economic performance of Youba Tech. WFOE is obligated to absorb all the expected loss from Youba Tech activities and receive all of Youba Tech’s expected residual returns. Therefore, the Company is deemed to be the primary beneficiary of Youba Tech and the financial positions, the operating results and cash flows of Youba Tech and its subsidiary are consolidated in the Company for financial reporting purposes.

Upon the completion of the Reorganization, Wetour Robotics became the ultimate holding company of the Group. The Group is effectively controlled by the same group of shareholders before and after the Reorganization and therefore, the Reorganization is considered as a recapitalization of these entities under common control. The consolidation of the Company and its subsidiaries and VIE has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying audited consolidated financial statements.

1. Organization and principal activities (continued)

(c) Reorganization (continued)

On November 5, 2025, the Group completed an internal reorganization pursuant to which 100% equity interest of Webus Travel Agency was transferred from Youba Tech, the VIE, to the WFOE. Accordingly, Webus Travel Agency was included in the VIE financial information through November 5, 2025 and was excluded thereafter. For the six months ended December 31, 2024, Webus Travel Agency was included for the entire period. For the six months ended December 31, 2025, Webus Travel Agency was included only through November 5, 2025. The carrying amounts of the assets, liabilities and the results of operations of the VIE included in the Company’s unaudited condensed consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows, which are prepared before eliminating the inter-company balances and transactions between the VIE, the Company and its subsidiaries, are as follows:

	As of June 30,	As of December 31,
	2025	2025
	RMB	RMB
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	536,444	7,015
Short-term investment	198,660	-
Accounts receivable	114,351	663,607
Amounts due from group companies	113,351	-
Prepaid expenses and other current assets	17,652,212	9,388,075
Total current assets	18,615,018	10,058,697

Non-current assets:
Property and equipment, net	30,944,721	29,925,568
Right-of-use assets, net	62,624	-
Total non-current assets	31,007,345	29,925,568
TOTAL ASSETS	49,622,363	39,984,265

LIABILITIES
Current liabilities:
Short-term borrowing	30,000,000	19,500,000
Current portion of long-term borrowings	-	2,200,000
Accounts payable	750	750
Lease liabilities-current	55,454	-
Amounts due to a related party	-	20,000
Accrued expenses and other current liabilities	522,414	1,213,957
Total current liabilities	30,578,618	22,934,707

Long-term borrowings	2,200,000	-
Total non-current liabilities	2,200,000	-
TOTAL LIABILITIES	32,778,618	22,934,707

Commitments and Contingencies (Note 14)

SHAREHOLDERS’ EQUITY
Additional paid-in capital	57,713,162	56,241,465
Accumulated deficit	(40,869,417)	(39,191,907)
Total shareholders’ equity	16,843,745	17,049,558
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	49,622,363	39,984,265

1. Organization and principal activities (continued)

(c) Reorganization (continued)

	For the six months ended December 31,
	2024	2025
	RMB	RMB
	(Unaudited)
Revenues	3,748,665	4,150,527
Cost of revenues	(404,210)	(155,638)
Gross profit	3,344,455	3,994,889
Operating expenses	(4,882,586)	(1,925,913)
Loss from operations	(1,538,131)	2,068,976
Other income/ (expenses), net	1,145,950	(391,466)
Income tax expense	-	-
Net (loss) income	(392,181)	1,677,510

	For the six months ended December 31,
	2024	2025
	RMB	RMB
	(Unaudited)
Net cash (used in)/ provided by operating activities	(9,286,259)	9,752,859
Net cash (used in)/ provided by investing activities	(9,863,873)	197,712
Net cash provided by/ (used in) financing activities	20,000,000	(10,480,000)
Effect of exchange rate changes on cash and cash equivalents	-	-
Net change in cash and cash equivalents	849,868	(529,429)
Cash and cash equivalents at beginning of the periods	853,749	536,444
Cash and cash equivalents at end of the periods	1,703,617	7,015

(d) Capital resource and liquidity

The Group has been incurring losses from operations since inception. The Group incurred net loss of RMB2,837,220 and RMB11,431,207 for the six months ended December 31, 2024 and 2025, respectively. Accumulated deficits were RMB49,761,797 and RMB61,193,004 as of June 30, 2025 and December 31, 2025, respectively. Net cash provided by operating activities was RMB10,918,105 for the six months ended December 31, 2025. As of December 31, 2025, the Group had RMB727,489 in cash and cash equivalents and working capital of RMB2,481,277.

On February 28, 2025, the Group completed its initial public offering, with gross proceeds amounting to RMB58,262,400 (equivalent to $8,000,000) before deducting underwriting commissions, expense allowances and other related expenses. The Group utilized these proceeds to fund the working capital requirements of its operations. On March 18, 2026, the Group closed a private investment in public equity transaction with ten investors, pursuant to which the Company issued and sold an aggregate of 60,000,000 ordinary shares for total gross proceeds of a RMB36,084,396 (equivalent to $5,160,000) at a purchase price of $0.086 per share. As of the date of these unaudited condensed consolidated financial statements, all proceeds from the PIPE transaction have been received.

Historically, the Group obtained three lines of credit total amounting to RMB32,200,000 with maturity date ranging from September 3, 2026 to September 7, 2027. As of December 31, 2025, the outstanding short-term borrowings were RMB19,500,000 with a maturity date ranging from June 11, 2026 to September 3, 2026, and the current-portion of long-term borrowings were RMB2,200,000 with a maturity date ranging from August 13, 2026 to August 31, 2026. The Group can continuously renew these borrowings within the unexpired credit limit. Thus, the Group would not incur a large amount of cash outflow due to the repayment obligation of short-term borrowings.

1. Organization and principal activities (continued)

(d) Capital resource and liquidity (continued)

For the period from January 1, 2026 to the date of issuance of the unaudited condensed consolidated financial statements, RMB10,489,650 (equal to $1,500,000) of receivables from third parties was collected. (See Note 3).

The Group’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors and borrow funds to fund its general operations and capital expenditure. The Group’s ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes stabilizing and improving the Group’s declining revenue performance through refining its sales strategy, expanding customer channels and improving market acceptance of the Group’s products while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows.

Given the Group’s existing cash balances and projected cash generated by, and used in, operating, financing and investing activities, the Group believes that it will have sufficient liquidity to fund its operating activities, and it will be able to meet its payment obligations from operations and debt related commitments for the next twelve months from the issuance of the unaudited condensed consolidated financial statements. Accordingly, the unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

2. Summary of significant accounting policies

(a) Basis of presentation

The unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Group. Significant accounting policies followed by the Group in the preparation of the accompanying unaudited condensed consolidated financial statements are summarized below. All amounts, except for share, per share data or otherwise noted, are rounded to the nearest thousand. The unaudited interim financial information should be read in conjunction with the audited financial statements and the notes thereto, included in the annual report for the fiscal year ended June 30, 2025.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair statement of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended June 30, 2025. The results of operations for the six months ended December 31, 2025 are not necessarily indicative of the results for the full year.

(b) Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and Youba Tech, the VIE. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

(c) Use of estimates

The preparation of the unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the unaudited condensed consolidated financial statements and accompanying notes. Accounting estimates include, but not limited to allowance for credit losses, fair value of warrants, useful lives and impairment of long-lived assets, accounting for deferred income taxes and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.

2. Summary of significant accounting policies (continued)

(d) Convenience translation

The unaudited condensed consolidated financial statements are stated in Renminbi (“RMB”), the currency of the country in which the Group’s PRC subsidiary, VIE and VIE’s subsidiaries operate. Amounts in $ are presented for the convenience of the reader and are translated at the rate of $1.00 = RMB6.9931, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized, or settled into $ at that rate, or at any other rate.

(e) Stable coins

The Group holds deposits in USD Coin (“USDC”). Stable coins differ from other crypto assets in that they are designed to maintain a stable value by pegging their price to a fiat currency. USDC is each intended to maintain a value of approximately one US dollar per token. The stable coin meets the definition of a financial asset under ASC 825-10-20 because it represents a contractual claim on the issuer that obligates the issuer to deliver cash (US dollars) upon redemption. As a result, the Group accounts for these stable coin holdings as financial assets rather than as crypto intangible assets. Because the stable coins are designed to maintain a value equivalent to one U.S. dollar and are redeemable with the issuer, the carrying value of the Group’s stable coin deposits approximates fair value. As of June 30, 2025, and December 31, 2025, the balances were nil and RMB3,496,550 (equivalent to US$500,000), respectively.

(f) Accounts receivable

Accounts receivable is stated at the original amount less allowance for credit losses.

Accounts receivable is recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. The Group’s accounts receivable are within the scope of ASC Topic 326. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The Group uses aging schedule method in the current expected credit loss model (“CECL model”) to estimate the expected credit losses. The Group’s estimation of allowance for credit losses considers factors such as historical credit losses experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, in combination with assessing receivable collectability on an individual basis and applying current situation adjustment. The Group concludes that there is no impact over the initial adoption of CECL model, which should be treated as cumulative-effect adjustment on accumulated deficits as of July 1, 2023. Accounts receivable balances are written off after all collection efforts have been exhausted.

There was no provision for credit losses provided for the six months ended December 31, 2024 and 2025.

(g) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Salvage value rate is determined to 5% based on the economic value of the Property and equipment at the end of the estimated useful lives as a percentage of the original cost. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives
Building	20 years
Electronic equipment	3 years
Office equipment	3 years
Vehicles	5 years
Leasehold and property improvement	3-5 years

(h) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. There was no impairment loss for the long-lived assets for the six months ended December 31, 2024 and 2025, respectively.

2. Summary of significant accounting policies (continued)

(i) Revenue recognition

The Group’s revenues are mainly generated from packaged tour service, customized chartered bus service, and customized shuttle services.

The Group recognizes revenues pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by value added tax. A description of the principal revenue generating activities of Group is as follows:

Packaged tour service

The Group offers packaged tour service to customers inclusive of services like chartered bus service, itinerary route schedule, sightseeing tour guidance, accommodation arrangement, etc., which can cater to different budgets and preferences. The whole packaged tour service is determined as a single performance obligation with a fixed total consideration as the customers benefit from such a series of integrated travel resources, which are also not separately identifiable within the context of contracts. The Group recognizes revenue over the period of the tours because the customers simultaneously receive and consume the benefits provided by the Group as they complete the performance obligation. The Group usually required all the consideration in advance from the individual customers and certain advance payment from corporate customers and individual customers, (for most corporate customers, usually 30%~50% of total payment is required before service, and the remaining payment would be usually paid within 15 to 30 days after the service is completed). Refund is allowed if the service remains uncompleted or the customer is dissatisfied with the service due to the Group’s reasons. Specific refund requirements shall be implemented in accordance with the cancellation and modification rules agreed in the contract. For the six months ended December 31, 2024, and 2025, the refund amount was RMB2,310 and RMB1,950, respectively. The Group does not offer any warranty services to customers.

Customized chartered bus service

The Group contracts with customers to provide customized chartered bus service to support a more flexible and less preplanned group travel demand which ranges from one day to several months. The Group establishes enforceable right and obligations upon the receipt of each ride order placed by the customers. Each order is regarded as a contract with explicit route and fixed consideration. The Group identifies only one performance obligation to provide service and recognizes revenue from chartered bus service over the service period of the order. The Group usually required advance payment from customers (for individual customer, usually 70%~100% of total payment is required before service, and the remaining payment would be usually paid within 15 days after the service is completed; for enterprise customer, usually 50% of total payment is required before service, and the remaining payment would be usually paid within 15 days after the service is completed). Refund is allowed if the service remains uncompleted or the customer is dissatisfied with the service due to the Group’s reasons. Specific refund requirements shall be implemented in accordance with the cancellation and modification rules agreed in the contract. For the six months ended December 31, 2024, and 2025, there were no refund amounts respectively. The Group does not offer any warranty services to customers.

Commute shuttle service

The Group contracts with customers to provide customized commute shuttle service, delivering daily transportation service from predetermined departure to destination during the contract period. The Group identifies only one performance obligation in commute shuttle service which is to transport the passengers from departure to destination. The contract consideration is determined at a fixed total price or calculated by fixed unit price per route times of transportation. Revenue from service fees paid by corporate customers in commute shuttle services is recognized evenly or based on the actual bus rides reconciled with the customers regularly over the contract term, and revenue from ticket fees paid by individual passengers in commute shuttle services is recognized at a point in time when each ride is completed. The Group does not offer any warranty services to customers.

Others

The Group also provides platform (“Webus Travel mini program”) users with cross-city ride-hailing service under relevant regulations in the PRC. The Group determines it only has one performance obligation to provide the ride-hailing service and recognizes revenue at a point in time upon completion of the ride-hailing service. The Group does not offer any warranty services to customers.

Principal versus agent considerations

The Group sign contracts with independent tour operators and fleet operators to provide packaged tour services, customized charted bus service, and commute shuttle service. The Group evaluates the presentation of revenue on a gross versus net basis based on whether it controls the service provided to the customers and is the principal in the transaction.

The Group considers itself a principal and recognizes revenue on a gross basis as it controls the services through the following key considerations:

●	The Group reserves the right to assign the routes to the fleet operators for transportation services and directs the selected vendors to provide tour services on the Group’s behalf and is responsible for accepting or rejecting the contracts or orders without involvement of fleet and tour operators in this process. The Group assumes responsibility for receiving and resolving the complaints over the quality of the service.

2. Summary of significant accounting policies (continued)

(i) Revenue recognition (continued)

●	The Group has discretion in setting up the price. The fleet and tour operators are entitled to a fixed fee irrespective of the consideration the Group collects from the customers.

●	The Group bears the entire credit risk as the Group pays the consideration due to the operators irrespective of whether the customers have paid the service consideration to the Group.

The following table disaggregates the Group’s revenue for the six months ended December 31, 2024, and 2025:

	For the six months ended December 31,
	2024	2025
	RMB	RMB
	(Unaudited)
By revenue type
Packaged tour service	15,413,411	8,178,216
Domestic	-	539,801
Oversea	15,413,411	7,638,415
Customized chartered bus service	1,588,793	1,184,451
Domestic	165,455	161,253
Oversea	1,423,338	1,023,198
Commute shuttle service	376,392	200,436
Domestic	376,392	200,436
Total	17,378,596	9,563,103

Contract balances

The Group classifies its right to consideration in exchange for service transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Group recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Group has transferred services to the customer before payment is received or is due. As of June 30, 2025, and December 31, 2025, the Group did not record any contract assets.

The contract liability represents the billings or cash received for services in advance of revenue recognition which is presented as deferred revenue on the consolidated balance sheets and is recognized as revenue when all of the Group’s revenue recognition criteria are met. The Group’s deferred revenue amounted to RMB1,687,317 and RMB958,787 as of June 30, 2025 and December 31, 2025, respectively. Revenue of RMB1,612,445 and RMB969,615 was recognized from the deferred revenue balances at the beginning of the six months ended December 31, 2024, and 2025, respectively.

The Group has elected the practical expedient not to disclose the information about remaining performance obligations which are part of contracts that have an original expected duration of one month or less.

(j) Commitments and contingencies

In the normal course of business, the Group is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency when it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(k) Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The Group adopted this ASU commencing July 1, 2024 and the adoption of the ASU does not have a material effect on its unaudited condensed consolidated financial statements.

2. Summary of significant accounting policies (continued)

(k) Segment reporting (continued)

Based on the criteria established by ASC 280, the Group’s CODM has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The CODM considers year-over-year fluctuations and budget-to-actual variances of these consolidated results when assessing performance and making Operating decisions. The Group manages assets on a consolidated basis as reported on the consolidated balance sheets.

The Group’s CODM uses consolidated net loss as the measures of segment profit or loss. Significant segment expenses are consistent with those reported on the consolidated statements of operations and comprehensive loss and include cost of revenues, sales and marketing expenses, general and administrative expenses, and research and development expenses. For significant segment expenses incurred during the six months ended December 31, 2024, and 2025, refer to Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss.

(l) Recent accounting pronouncements

The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those applied in the preparation of the Company’s annual consolidated financial statements for the year ended June 30, 2025.

3. Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following:

	As of June 30, 2025	As of December 31, 2025
	RMB	RMB
		(Unaudited)
Receivables from third-parties(1)	33,394,000	14,209,302
Prepaid service fees(2)	9,242,982	8,895,648
Advance to suppliers	618,035	418,645
Deductible input value-added tax	330,399	403,247
Security deposits	296,956	300,088
Staff allowance	177,115	182,680
Others	16,360	13,476
Total	44,075,847	24,423,086

(1)	In 2025, the Group entered into three separate agreements with third parties, with details and subsequent advance payment recovery as follows:

(a)	A software development agreement: The Group made an advance payment of RMB3,200,000 in accordance with the agreement. During the six months ended December 31, 2025, due to the Group’s business strategy adjustment, this agreement was terminated, and the service provider agreed to fully refund the advance payment. As of December 31, 2025, the prepayment was fully collected.

(b)	A market development agreement: The Group made an advance payment of RMB12,285,000 pursuant to the agreement. During the six months ended December 31, 2025, due to the Group’s business strategy adjustment, this agreement was terminated, and the service provider agreed to fully refund the advance payment. As of December 31, 2025, the advance payment was fully recovered.

(c)	An electric bus purchase agreement: The Group made an advance payment of RMB17,909,000 (US$2,500,000) in accordance with the agreement terms. Due to the adjustment of the Group’s business strategy, this agreement was terminated, and the supplier has agreed to fully refund the advance payment. The two parties reached a consensus on the repayment schedule: US$500,000 to be repaid by October 31, 2025; US$500,000 to be repaid by December 31, 2025; US$500,000 to be repaid by February 28, 2026; and US$1,000,000 to be repaid by April 30, 2026. During the six months ended December 31, 2025, US$500,000 (equivalent to RMB3,496,550) was recovered in the form of stable coins (USD Coins). As of the date of this report, US$2,000,000 (equivalent to RMB13,986,200) was recovered and the Group expected the remaining amount to be recovered in accordance with the agreed schedule.

(2)	In February 2025, the Group made a prepayment of RMB17,909,000 ($2,500,000) for strategic consulting services provided by a third party covered by a two-year term. The strategic service agreement entered was non-cancellable. For the six months ended December 31, 2025, the Group recognized RMB4,051,867 ($626,712) of the prepayment as general and administrative expenses in the unaudited consolidated statements of operations and comprehensive loss. As of December 31, 2025, the Group classified the current portion of the remaining prepayment, amounting to RMB8,765,324 ($1,253,425), under prepaid expenses and other current assets, and the non-current portion of RMB407,133 ($58,219) under other non-current assets.

4. Property and equipment, net

Property and equipment consisted of the following:

	As of June 30, 2025	As of December 31, 2025
	RMB	RMB
		(Unaudited)
Building(1)	34,791,400	34,791,400
Electronic equipment	212,490	212,490
Office equipment	321,785	321,785
Vehicles	890,761	1,173,858
Leasehold and property improvement	1,771,349	1,771,349
Total	37,987,785	38,270,882

Less: accumulated depreciation and amortization	6,476,688	7,593,911
Property and equipment, net	31,511,097	30,676,971

Depreciation and amortization expenses for the six months ended December 31, 2024 and 2025 were RMB1,111,483 and RMB1,117,223, respectively.

(1)	The Group mortgaged this building to obtain a line of credit in RMB7,000,000 from Rural Commercial Bank, with a five-year term from June 24, 2022 to June 23, 2027. On September 8, 2022, Youba Tech obtained additional line of credit of RMB5,200,000 from Rural Commercial Bank, with a five-year term from September 8, 2022 to September 7, 2027. The building is also pledged to secure for this line of credit.

5. Other non-current assets

Other non-current assets consisted of the following:

	As of June 30, 2025	As of December 31, 2025
	RMB	RMB
		(Unaudited)
Prepaid service expenses(1)	4,931,108	407,133
Prepayments for purchase of an office unit(2)	-	10,980,605
Total	4,931,108	11,387,738

(1)	The balance represented the prepayment related to the strategic consulting services with further details disclosed in Note 3 (2).

(2)	The balance consisted of prepayment for the acquisition of an office unit, parking space, and related renovations services. In July and August 2025, the Group entered into several purchase and renovation agreements for a building and parking facilities with a total contractual consideration of RMB18,076,739. As of December 31, 2025, the Group has made prepayments in connection with the aforementioned agreements of RMB10,980,605. The delivery of the building is on or about June 30, 2026 and the renovation of the building is expected to be completed on March 31, 2027. The building would not be ready for intended use until the completion of renovation.

6. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of June 30, 2025	As of December 31, 2025
	RMB	RMB
		(Unaudited)
Legal fee payable(1)	1,526,258	1,020,000
Loan to a third party(2)	-	1,000,000
Payroll payable	465,858	213,304
Accrued expenses	54,000	184,500
Vehicle payments payable	134,400	66,667
Refundable security deposits	161,225	45,000
Others	3,065	344,092
Total	2,344,806	2,873,563

(1)	The balance primarily consisted of accrued professional service payables for IPO-related professional service expenses as of June 30, 2025 and December 31, 2025.

(2)	On December 29, 2025, Hangzhou Shunxing entered into a loan agreement with a third party for a principal amount of RMB1,000,000 with a monthly interest rate of 1.2% and a term of one month. In January 2026, the loan was fully repaid by the Group.

7. Borrowings

Summary of borrowings is as following:

Creditors	Annual Interest Rate	Maturity date	As of June 30, 2025	As of December 31, 2025
			RMB	RMB
				(Unaudited)
Zhejiang Hangzhou Rural Commercial Bank(1)	4.35%	June 11, 2026	7,000,000	7,000,000
Zhejiang Hangzhou Rural Commercial Bank(2)	4.35%	August 21, 2025	3,000,000	-
Zhejiang Hangzhou Rural Commercial Bank(2)	3.85%	August 20, 2026	-	3,000,000
Hangzhou United Rural Commercial Bank(3)	3.65%	August 21, 2025	3,000,000	-
Hangzhou United Rural Commercial Bank(4)	3.40%	September 4, 2025	7,000,000	-
Hangzhou United Rural Commercial Bank(5)	3.40%	September 5, 2025	10,000,000	-
Hangzhou United Rural Commercial Bank(6)	3.45%	September 3, 2026	-	9,500,000
Total short-term borrowings			30,000,000	19,500,000

Zhejiang Hangzhou Rural Commercial Bank(7)	4.35%	August 13, 2026	-	1,000,000
Zhejiang Hangzhou Rural Commercial Bank(7)	4.35%	August 31, 2026	-	1,200,000
Total current portion of long-term borrowings			-	2,200,000

Zhejiang Hangzhou Rural Commercial Bank(7)	4.35%	August 13, 2026	1,000,000	-
Zhejiang Hangzhou Rural Commercial Bank(7)	4.35%	August 31, 2026	1,200,000	-
Total long-term borrowings			2,200,000	-

(1)	On June 24, 2022, Youba Tech mortgaged a building of RMB34,791,400 to obtain a line of credit (“Credit Line I”) from Zhejiang Hangzhou Rural Commercial Bank in the amount of RMB7,000,000, with a five-year term from June 24, 2022 to June 23, 2027. On June 13, 2025, Youba Tech withdrew RMB7,000,000 from this line of credit, with an effective annual interest rate of 4.35% and a term of 12 months.

(2)	On September 8, 2022, with the same building of RMB34,791,400 for security pledge, Youba Tech obtained another line of credit (“Credit Line II”) from Zhejiang Hangzhou Rural Commercial Bank in the amount of RMB5,200,000, with a five-year term from September 8, 2022 to September 7, 2027. On August 29, 2024, Youba Tech withdrew RMB3,000,000 from Credit Line II with an effective annual interest rate of 4.35% and a term of 12 months, which was fully repaid on August 21, 2025. On August 21, 2025, Youba Tech withdrew another RMB3,000,000 from Credit Line II with an effective annual interest rate of 3.85% and a term of 12 months.

7. Borrowings (continued)

(3)	On September 6, 2024, Youba Tech obtained a line of credit (“Credit Line III”) of RMB20,000,000 from Hangzhou United Bank, secured by Mr. Zhang Jiahua, the Chairman of the Board of Directors, Yang Ying, the Spouse of Zheng Jiahua, and Mr. Zheng Nan, the Chief Executive Officer of the Group, with a two-year term from September 6, 2024 to September 5, 2026. On February 11, 2025, Youba Tech withdrew RMB3,000,000 from Credit Line III, with an effective annual interest rate of 3.65% and a term of 12 months, which was secured by one of Mr. Zheng Nan’s real estates of RMB50,000,000. This loan was fully repaid on August 21, 2025.

(4)	On September 6, 2024, Youba Tech withdrew RMB7,000,000 from Credit Line III, with an effective annual interest rate of 3.40% and a term of 12 months, which was secured by one of Mr. Zheng Nan’s real estates of RMB50,000,000. This loan was fully repaid on September 4, 2025.

(5)	On September 9, 2024, Youba Tech withdrew RMB10,000,000 from Credit Line III, with an effective annual interest rate of 3.40% and a term of 12 months, which was secured by one of Mr. Zheng Nan’s real estates of RMB50,000,000. The loan was fully repaid on September 5, 2025.

(6)	On September 5, 2025, Youba Tech withdrew RMB9,500,000 from Credit Line III, with an effective annual interest rate of 3.45% and a term of 12 months, which was secured by one of Mr. Zheng Nan’s real estates of RMB50,000,000.

(7)	On August 14, 2023, Youba Tech withdrew RMB1,000,000 from Credit Line II with Zhejiang Hangzhou Rural Commercial Bank, with an effective annual interest rate of 4.35% and a term of 3 years. On September 1, 2023, Youba Tech withdrew RMB1,200,000 from the same line of credit of five-year term, with an effective annual interest rate of 4.35% and a term of 3 years.

Interest expenses for the six months ended December 31, 2024 and 2025 were RMB304,246 and RMB484,151, respectively.

8. Related party transactions

The table below sets forth the major related parties that had transactions with the Group, and their relationships with the Group:

No.	Name of Related Parties	Relationships
1	Zheng Nan	Chief Executive Officer and interim Chief Financial Officer
2	Zheng Jiahua	Chairman of the Board of Directors
3	Hangzhou Yinuo Technology Co., Ltd.	Entity controlled by shareholders
4	Chongqing Zijing Huangcheng International Co., Ltd. Hangzhou Branch (“Chongqing Zijing Huangcheng”)	Entity controlled by Zheng Nan’s immediate family

(a)	The Group entered into the following transactions with related parties:

	For the six months ended December 31,
	2024	2025
	RMB	RMB
	(Unaudited)
Nature
Loans from a related party
Zheng Jiahua	3,200,000	-
Zheng Nan	-	1,320,000
Repayment of loans from a related party
Zheng Jiahua	3,200,000	-
Loans to related parties
Zheng Jiahua	330,000	-
Zheng Nan	6,300,000	-
Chongqing Zijing Huangcheng	-	200,000
Collection from loans to related parties
Zheng Jiahua	330,000	-
Zheng Nan	6,300,000	-
Chongqing Zijing Huangcheng	-	10,000
Interest receivables of loan to a related party
Chongqing Zijing Huangcheng	-	500
Accounts received on behalf of the Group
Zheng Nan	117,482	46,004
Collection of accounts received on behalf of the Group
Zheng Nan	225,928	62,544
Information marketing services procured from a related party
Chongqing Zijing Huangcheng	-	575,710
Payment on behalf of a related party
Chongqing Zijing Huangcheng	-	35,490
Payment on behalf of the Group
Zheng Nan	-	16,667

8. Related party transactions (continued)

(b)	The Group had the following balances with related parties as of June 30, 2025 and December 31, 2025:

Amounts due from related parties	As of June 30, 2025	As of December 31, 2025
	RMB	RMB
		(Unaudited)
Zheng Nan (1)	79,845	61,707
Chongqing Zijing Huangcheng (2)	200,000	300,341
Total	279,845	362,048

Amount due to a related party:
Zheng Nan(3)	-	1,336,667

(1)	The balance represented the travel service payments received through the platform fund account on Zelle, a digital payment platform, held by Mr. Zheng Nan, the Chief Executive Officer of the Group.

(2)	The balance consisted of the prepayments to Chongqing Zijing Huangcheng for marketing services and a loan of RMB200,000, which bears an interest rate consistent with the benchmark interest rate of commercial banks, with a maturity date in June 2026.

(3)	The balance represented an interest-free loan from Mr. Zheng Nan for the Group’s daily operation and reimbursement of expenses paid on the Group’s behalf. These advances are due on demand and RMB1,300,000 were repaid by the Group in January 2026.

9. Taxation

The Group has holding companies in Cayman Islands, British Virgin Islands, Hong Kong, and its main operations are conducted in the United States and the PRC. The Group’s entities are subject to respective statutory income tax rates in these jurisdictions. Specifically, the Group’s PRC entities are subject to a statutory income tax rate of 25%. Qualified “High and New Technology Enterprises” (“HNTE”) is eligible for a preferential tax rate of 15%, in accordance with the Enterprise Income Tax Law (the “EIT Law”). The Group’s U.S. entity, Wetour Travel Tech LLC, is subject to a combination of federal income tax rate of 21% and Delaware state income tax rate of 8.7%. Wetour Travel Tech LLC had no income from Delaware state for the six months ended December 31, 2024 and 2025. As a result, it is merely subject to a federal income tax rate of 21% for the six months ended December 31, 2024 and 2025. The Group’s Hong Kong entity is subject to a statutory income tax rate of 16.5%, in accordance with the Hong Kong tax laws.

The Company recorded nil income tax expense for the six months ended December 31, 2024 and 2025, primarily due to pre-tax loss generated from operation as well as utilization of net operation loss.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure unrecognized benefits associated with the tax positions. As of June 30, 2025 and December 31, 2025, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the six months ended December 31, 2024 and 2025, the Group did not incur any interest and penalties related to potential underpaid income tax expenses. As of December 31, 2025, the tax years ended December 31, 2021 through 2025 for the Group’s subsidiaries in the PRC and the VIE are generally subject to examination by the PRC tax authorities. The Group’s Hong Kong subsidiaries remain subject to examination by the Hong Kong Inland Revenue Department, which prescribes a six-year statute of limitation for tax examinations.

10.  Ordinary shares

On February 28, 2025, the Company completed its IPO and issued 2,000,000 ordinary shares with par value of $0.0001 per share. The gross proceeds to the Company from the IPO, before deducting commissions, expense allowance, and expenses were RMB58,262,400 ($8,000,000).

As of June 30, 2025 and December 31, 2025, the Company had 500,000,000 authorized shares, with a par value of $0.0001 per share, of which 22,000,000 shares were issued and outstanding.

The share subscription receivable presents the receivable for the issuance of ordinary shares of the Company and is reported as a deduction of equity and presented on a retroactive basis before the incorporation of the Company. Subscription receivable has no payment terms nor any interest receivable accrual.

11.  Restricted net assets

The Group’s operations are conducted through its PRC subsidiaries, and the Group’s ability to pay dividends is primarily dependent on receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by its subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. Paid-in capital and additional paid-in capital of its subsidiaries included in the Group’s consolidated net assets are also non-distributable for dividend purposes.

In accordance with the Company Law of the PRC and the PRC regulations on enterprises with foreign investment, whether a domestic enterprise or a wholly owned foreign enterprise (“WFOE”) established in the PRC are both required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. Both a domestic enterprise and a WFOE are required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. All of the Company’s PRC consolidated subsidiaries are subject to the above mandated restrictions on distributable profits.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group. As of December 31, 2025, net assets restricted in the aggregate included in the Group’s consolidated net assets was RMB25,721,681.

12.  Geographic information

As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented. The following table presents the revenue by geographical region, based on the location of service performance for the six months ended December 31, 2024 and 2025:

	For the six months ended December 31,
	2024	2025
	RMB	RMB
	(Unaudited)
North American	12,233,221	6,097,902
China	541,847	901,490
Japan and Korea	3,620,064	2,205,049
Others	983,464	358,662
Total	17,378,596	9,563,103

13.  Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for allowance for credit losses. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers which represent 10% or more of the Group’s total accounts receivable:

	As of June 30, 2025		As of December 31, 2025
	RMB		RMB
			(Unaudited)
	Amount	%	Amount	%
Percentage of the Group’s accounts receivable
Customer A	136,782	38	73,648	80
Customer B	*	*	13,300	15
Customer C	100,600	28	*	*
Customer D	74,000	21	*	*

*	Represented the percentage below 10%

For the six months ended December 31, 2024 and 2025, no single customers accounted for 10% or more of the Group’s total revenues.

The following table sets forth a summary of single suppliers which represent 10% or more of the Group’s total accounts payable:

	As of June 30, 2025		As of December 31, 2025
	RMB		RMB
			(Unaudited)
	Amount	%	Amount	%
Percentage of the Group’s accounts payable
Supplier A	25,505	61	21,960	28
Supplier B	*	*	20,126	26
Supplier C	*	*	11,453	15
Supplier D	5,505	13	*	*

*	Represented the percentage below 10%

13.  Concentration of credit risk (continued)

The following table sets forth a summary of single suppliers which represent 10% or more of the Group’s total purchases:

	For the six months ended December 31,
	2024		2025
	RMB		RMB
	(Unaudited)
	Amount	%	Amount	%
Percentage of the Group’s total purchase
Supplier E	*	*	821,673	10
Supplier F	1,540,752	11	*	*
Supplier G	1,498,159	11	*	*
Supplier H	1,452,785	11	*	*
Supplier I	1,386,002	10	*	*

*	Represented the percentage below 10%

14. Commitments and contingencies

	Payment due to schedule
	Total	Less than 1 year	1-3 years
Lease obligation(1)	381,387	254,201	127,186
Payment obligation for the purchase of an office unit(2)	7,096,134	7,096,134	-
Payment obligation for the purchase of a vehicle(3)	183,334	66,667	116,667
Debt obligations(4)	21,700,000	21,700,000	-
Total	29,360,855	29,117,002	243,853

(1)	Operating lease agreements represent non-cancellable operating leases for our office space and vehicle used for daily operation.

(2)	Payment obligation for the purchase of a unit represents an outstanding capital commitment of RMB7,096,134 as of December 31, 2025. The property is expected to be delivered on or about June 30, 2026. Upon delivery, the Group intends to finance the remaining balance through a ten-year mortgage loan, using the office unit as collateral.

(3)	Payment obligation for the purchase of a vehicle represents the outstanding balance under the purchase agreement for the acquisition of a vehicle.

(4)	Debt obligations consist of short-term bank borrowings and current-portion of long-term bank borrowings.

Other than those shown above, the Group did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

15. Subsequent events

On February 27, 2026, the Company held an extraordinary general meeting (the “2026 EGM”), during which the shareholders approved an ordinary resolution to increase the Company’s authorized share capital from US$50,000, divided into 500,000,000 shares of a par value of US$0.0001 each, to US$100,000, divided into 1,000,000,000 shares of a par value of US$0.0001 each.

On March 2, 2026, the Company entered into securities purchase agreements (the “Purchase Agreements”) with ten purchasers (the “Purchasers”) for a private investment in public equity (“PIPE”) transaction in reliance on Regulation S under the Securities Act of 1933, as amended. Pursuant to the Purchase Agreements, the Company agreed to issue and sell to the Purchasers an aggregate of 60,000,000 ordinary shares, par value US$0.0001 per share, at a purchase price of US$0.086 per share, for gross proceeds of US$5.16 million. The PIPE transaction was closed on March 18, 2026. As of the date of these unaudited condensed consolidated financial statements, all proceeds from the PIPE transaction have been received.

16. Condensed financial information of the parent company

The Group performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Group to disclose the financial statements for the parent Company.

Condensed Balance Sheets

	As of June 30,	As of December 31,
	2025	2025	2025
	RMB	RMB	$ Note 2 (d)
		(Unaudited)
ASSETS
Cash	4,037,883	240,520	34,394
Short-term investment	661,824	573,650	82,031
Amounts due from the Group’s entities	3,216,456	-	-
Prepaid expenses and other current assets	26,863,500	27,604,037	3,947,325
Other non-current assets	4,931,108	407,133	58,219
Investment in subsidiaries	17,118,074	16,193,640	2,315,659
TOTAL ASSETS	56,828,845	45,018,980	6,437,628

LIABILITIES
Accrued expenses and other current liabilities	6,258	319,934	45,750
TOTAL LIABILITIES	6,258	319,934	45,750

SHAREHOLDERS’ EQUITY
Ordinary Shares ($0.0001 par value per share; 500,000,000 shares authorized as of June 30, 2025 and December 31, 2025; 22,000,000 shares issued and outstanding as of June 30, 2025 and December 31, 2025 *)	14,177	14,177	2,027
Additional paid-in capital	107,349,192	107,349,192	15,350,730
Share subscription receivable	(12,720)	(12,720)	(1,819)
Accumulated deficit	(49,761,797)	(61,193,004)	(8,750,483)
Accumulated other comprehensive loss	(766,265)	(1,458,599)	(208,577)
Total shareholders’ equity	56,822,587	44,699,046	6,391,878
TOTAL LIABILITIES AND SHAREHOLDES’ EQUITY	56,828,845	45,018,980	6,437,628

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s recapitalization. (Note 1 (c)).

16. Condensed financial information of the parent company (continued)

Condensed Statements of operations

	For the six months ended December 31,
	2024	2025	2025
	RMB	RMB	US$
	(Unaudited)
Operating expenses:
General and administrative expenses	-	(7,089,706)	(1,013,814)
Total other income, net	-	206,142	29,478
Share of loss in subsidiaries	(2,837,220)	(4,547,643)	(650,305)
Loss from operations	(2,837,220)	(11,431,207)	(1,634,641)
Net loss	(2,837,220)	(11,431,207)	(1,634,641)

Condensed Statements of Cash Flows

	For the six months ended December 31,
	2024	2025	2025
	RMB	RMB	US$
	(Unaudited)
Net cash used in operating activities	-	(3,362,064)	(480,770)
Net cash provided by investing activities	-	332,355	47,526
Net cash provided by financing activities	-	-	-
Effect of exchange rate changes on cash	-	(767,654)	(109,772)
Net change in cash	-	(3,797,363)	(543,016)
Cash at beginning of the periods	-	4,037,883	577,410
Cash at end of the periods	-	240,520	34,394

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wetour Robotics Limited

By:	/s/ Nan Zheng
Name:	Nan Zheng
Title:	Chief Executive Officer

Date: April 28, 2026